CM
3-10

05035901

EXCHANGE COMMISSION
N, D.C. 20549

VF 3-3-05

FACING PAGE

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 28916

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Group Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3077 E 98th St. Ste. 200
(No. and Street)

SEC RECEIVED PROCESSING FEB 24 2005 WASH. D.C. 179 SECTION

Indianapolis	IN	46280
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Simmons 317-580-9440
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

R.C. Teipen, P.C.

	Number and Street	City	State	Zip Code
(ADDRESS)	7340 E 82nd St.	Indianapolis	IN	46256

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

JCS

OATH OR AFFIRMATION

I, John B. Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Group Inc., as of Feb 14 19 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morris Group, Inc.
Indianapolis, Indiana
Financial Statements
December 31, 2004
(See Independent Auditor's Report)

Morris Group, Inc.
Indianapolis, Indiana
Index

ROBERT C. TEIPEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT C. TEIPEN, C.P.A.
MICHAEL A. POYNTER, C.P.A.

7340 E. 82nd Street, Suite A
Indianapolis, IN 46256

(317) 598-6700
FAX (317) 598-6701
www.teipencpa.com

V. SCOTT SELANDERS, C.P.A.
THOMAS G. AYRES, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of:

Morris Group, Inc.
Indianapolis, Indiana

We have audited the accompanying Balance Sheet of Morris Group, Inc., as of December 31, 2004, and the related Statements of Income, Changes in Stockholder's Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morris Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Aggregate Indebtedness under Rule 15C3-1 of the Securities and Exchange Commission presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert C. Teipen, P.C.
Robert C. Teipen, P.C.
Certified Public Accountants

January 19, 2005

Morris Group, Inc.
Indianapolis, Indiana
Balance Sheet
December 31, 2004
(See Independent Auditor's Report)

		2004
Assets		
Current Assets - Note 1		
Cash and Cash Equivalents	$	30,068
Accounts Receivable - Trade		7,630
Total Current Assets		37,698
Other Asset		
Investment - 300 warrants of the National Association of Securities Dealers, at Cost		3,300
Total Assets	$	40,998
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued Commissions	$	20,288
Accrued Taxes and Expenses		597
Total Current Liabilities		20,885
Total Liabilities		20,885
Stockholder's Equity		
Common Stock, No Par, 1,000 Shares Authorized, 100 Shares Issued and Outstanding		1,000
Additional Paid in Capital		6,100
Retained Earnings		13,013
Total Stockholder's Equity		20,113
Total Liabilities and Stockholder's Equity	$	40,998

Morris Group, Inc.
Indianapolis, Indiana
Statement of Income
For the Year Ended December 31, 2004
(See Independent Auditor's Report)

		2004	%
Revenue			
Commissions and Fees	$	712,286	100.00
Interest Income		12	.00
Total Revenue		712,298	100.00
Operating Expenses			
Commissions		587,456	82.47
Salary Expense		24,000	3.37
Payroll Taxes		1,975	.28
Contract Labor		1,533	.22
Insurance		16,458	2.31
Professional Fees		2,827	.40
Office Supplies		2,686	.38
Total Operating Expenses		636,935	89.43
Net Income	$	75,363	10.57

Morris Group, Inc.
Indianapolis, Indiana
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004
(See Independent Auditor's Report)

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance at January 1, 2004	$ 1,000	$ 6,100	$ 4,450
Net Income	0	0	75,363
Stockholder Distributions	0	0	(66,800)
Balance at December 31, 2004	$ 1,000	$ 6,100	$ 13,013

Morris Group, Inc.
Indianapolis, Indiana
Statement of Cash Flows
For the Year Ended December 31, 2004
(See Independent Auditor's Report)

		2004
Cash Flows from Operating Activities		
Net Income	$	75,363
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Decrease (Increase) in Accounts Receivable - Trade		(2,178)
Increase (Decrease) in Accrued Commissions		15,186
Increase (Decrease) in Accrued Taxes and Expenses		(30)
Net Cash Provided by Operating Activities		88,341
Cash Flows from Financing Activities		
Stockholder Distributions		(66,800)
Net Cash Used in Financing Activities		(66,800)
Net Increase in Cash		21,541
Cash and Cash Equivalents - Beginning of Year		8,526
Cash and Cash Equivalents - End of Year	$	30,067

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL - Morris Group, Inc. was incorporated under the Indiana General Corporation Act, as amended, on October 22, 1982, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

CONSIDERATION OF CREDIT RISK - The Company maintains its cash in bank accounts at a high credit quality financial institution. The balances, at times, may exceed federally insured limits.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

ACCOUNTING METHOD - The books of record are maintained on the accrual basis method of reporting for both financial statement purposes and income tax purposes.

CASH AND CASH EQUIVALENTS - For the purposes of the statement of cash flows, the Company considers all highly-liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2004, there were no cash equivalents.

ACCOUNTS RECEIVABLE - TRADE - The allowance method is used to account for the Company's losses in the collection of accounts receivable. An allowance for uncollectible accounts, as valued by management, is zero at December 31, 2004.

INCOME TAXES - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in these financial statements.

ADVERTISING - Advertising expenses are expensed as incurred.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital under rule 15C3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Company. As of December 31, 2004, net capital as defined by the rules, equaled $11,910. The ratio of aggregate indebtedness to net capital was 175%. Net capital in excess of the minimum required was $6,910.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has not incurred any liabilities subordinated to claims of General Creditor.

Morris Group, Inc.
Indianapolis, Indiana
Schedule of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15C3-1 of the Securities and Exchange Commission
December 31, 2004

(See Independent Auditor's Report)

Total Ownership Equity	$	20,113
Deduct - Non Allowable Assets		(8,203)
Net Capital		11,910

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required - 6 2/3% of Aggregate Indebtedness or $5,000, whichever is greater		5,000
Excess Net Capital	$	6,910

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Balance Sheet	$	20,885

RECONCILATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION PER UNAUDITED FOCUS IIA AND AUDITED COMPUTATION AS OF DECEMBER 31, 2004

Net Capital:

Per Net Capital Computation	$	11,910
Per Unaudited FOCUS IIA Report		(11,910)
Difference	$	0

ROBERT C. TEIPEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT C. TEIPEN, C.P.A.
MICHAEL A. POYNTER, C.P.A.

7340 E. 82nd Street, Suite A
Indianapolis, IN 46256

(317) 598-6700
FAX (317) 598-6701
www.teipencpa.com

V. SCOTT SELANDERS, C.P.A.
THOMAS G. AYRES, C.P.A.

To the Stockholder of
Morris Group, Inc.
Indianapolis,Indiana

In planning and performing our audit of the financial statements of Morris Group, Inc. for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform any custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures that can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert C Teipen, P.C.
Robert C. Teipen, P.C.
Certified Public Accountants

January 19, 2005